Exhibit 99.1

Contents

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS	2
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	3
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	5
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	7
CONSOLIDATED INCOME STATEMENTS	9
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	10
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	11
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	12
CONSOLIDATED STATEMENTS OF CASH FLOW	13
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	14
1. Description of business and nature of operations	14
2. Basis of preparation and significant accounting policies	14
3. Critical judgements in the application of accounting policies	26
4. Expenses	31
5. Trade and other receivables	33
6. Investments	33
7. Trade and other payables	33
8. Inventories	34
9. Mining interests	35
10. Sale of Blackwater	37
11. Long-term debt	38
12. Non-current derivative financial liabilities	41
13. Leases	43
14. Derivative instruments	44
15. Reclamation and closure cost obligations	46
16. Share capital	48
17. Income and mining taxes	51
18. Supplemental cash flow information	54
19. Segmented information	55
20. Capital risk management	57
21. Financial risk management	58
22. Fair value measurement	64
23. Compensation of key management personnel	66
24. Commitments	67

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of New Gold Inc. The financial information presented in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.
In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.
The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.
The consolidated financial statements have been audited by Deloitte LLP, the Company’s independent registered public accounting firm, in accordance with standards of the Public Company Accounting Oversight Board (United States).

(Signed) Renaud Adams	(Signed) Robert Chausse

Renaud Adams	Robert Chausse
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
February 18, 2021

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, including the President and Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s internal control over financial reporting includes those policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d—15(f) under the Exchange Act as of December 31, 2020. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2020, the Company’s internal control over financial reporting is effective based on those criteria.  There are no material weaknesses that have been identified by management.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2020.

(Signed) Renaud Adams	(Signed) Robert Chausse

Renaud Adams	Robert Chausse
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
February 18, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and Board of Directors of New Gold Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of New Gold Inc. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flow, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Mining Interests — Assessment of Whether Indicators of Impairment or Impairment Reversal Exist —Refer to Notes 2, 3 and 9 to the financial statements

Critical Audit Matter Description
The Company’s determination of whether or not an indicator of impairment or impairment reversal exists in mining interests at the cash generating unit (CGU) levels requires significant management judgment.
While there are several factors that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgments with the highest degree of subjectivity are future commodity prices (for both gold and copper), the discount rate, and the in-situ ounce multiples.  Auditing these estimates and inputs required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures.  This resulted in an increased extent of audit effort, including the involvement of a fair value specialist.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future commodity prices (for both gold and copper),  the discount rate, and the in-situ ounce multiples in the assessment of indicators of impairment or impairment reversal included the following, among others:
•	Evaluated the effectiveness of the Company’s controls over management’s assessment of indicators of impairment or impairment reversal.

•	With the assistance of a fair value specialist;

◦	Evaluated the future commodity prices (for both gold and copper) by comparing forecasts to third party forecasts,

◦	Evaluated the reasonableness of the discount rate by comparing to independent market data, and

◦	Evaluated the reasonableness of management’s determination of the in-situ ounce multiples by comparing to independent market data.

 “/s/ Deloitte LLP”

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 18, 2021

We have served as the Company's auditor since 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and Board of Directors of New Gold Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of New Gold Inc. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020 of the Company and our report dated February 18, 2021 expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

“/s/ Deloitte LLP”

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 18, 2021

CONSOLIDATED INCOME STATEMENTS
		Year ended December 31
(in millions of U.S. dollars, except per share amounts)	Note	2020	2019
Revenues		643.4	630.6
Operating expenses	4	339.9	371.9
Depreciation and depletion		193.1	240.6
Revenue less cost of goods sold		110.4	18.1
Corporate administration		15.6	17.6
Corporate restructuring		—	1.1
Share-based payment expenses	16	7.6	1.7
Exploration and business development		5.8	5.6
Income (loss) from operations		81.4	(7.9)
Finance income	4	1.1	2.2
Finance costs	4	(79.2)	(62.6)
Other losses	4	(78.3)	(5.6)
Loss before taxes		(75.0)	(73.9)
Income tax (expense) recovery	17	(4.3)	0.4
Net loss		(79.3)	(73.5)
Net loss per share
Basic	16	(0.12)	(0.12)
Diluted	16	(0.12)	(0.12)
Weighted average number of shares outstanding (in millions)
Basic	16	676.3	611.1
Diluted	16	676.3	611.1
See accompanying notes to the condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
		Year ended December 31
(in millions of U.S. dollars)	Note	2020	2019
Net loss		(79.3)	(73.5)
Other comprehensive income
Loss on revaluation of non-current derivative financial liabilities	12	(103.2)	(24.4)
Deferred income tax related to non-current derivative financial liabilities	12	—	4.7
Total other comprehensive loss		(103.2)	(19.7)
Total comprehensive loss		(182.5)	(93.2)
See accompanying notes to the condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
		As at December 31	As at December 31
(in millions of U.S. dollars)	Note	2020	2019
ASSETS
Current assets
Cash and cash equivalents		186.3	83.4
Trade and other receivables	5	77.1	23.7
Inventories	8	93.3	110.0
Current income tax receivable		4.0	4.5
Investments	6	45.4	0.5
Prepaid expenses and otherT		12.7	7.1
Total current assets		418.8	229.2
Mining interests	9	1,828.3	1,928.0
Other assets		3.0	1.3
Total assets		2,250.1	2,158.5
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	7	158.0	171.6
Current income tax payable		0.7	0.3
Total current liabilities		158.7	171.9
Reclamation and closure cost obligations	15	113.5	94.7
Non-current derivative financial liabilities	12	617.4	142.9
Long-term debt	11	489.2	714.5
Deferred tax liabilities	17	53.5	48.3
Lease obligations	13	19.5	23.9
Other liabilities		9.0	1.0
Total liabilities		1,460.8	1,197.2
Equity
Common shares	16	3,154.0	3,144.5
Contributed surplus		106.7	105.7
Other reserves		(116.8)	(13.6)
Deficit		(2,354.6)	(2,275.3)
Total equity		789.3	961.3
Total liabilities and equity		2,250.1	2,158.5
See accompanying notes to the condensed consolidated financial statements.
Approved and authorized by the Board of Directors on February 18, 2021

"Ian Pearce"                                                    "Marilyn Schonberner"
Ian Pearce, Director                                          Marilyn Schonberner, Director

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
		Year ended December 31
(in millions of U.S. dollars)	Note	2020	2019
COMMON SHARES
Balance, beginning of period		3,144.5	3,035.2
Common share issuance		—	109.3
Issuance of common shares under First Nations agreements		0.7	—
Issuance of flow through shares		8.6	—
Exercise of options and vested performance share units		0.2	—
Balance, end of period		3,154.0	3,144.5
CONTRIBUTED SURPLUS
Balance, beginning of period		105.7	105.0
Equity settled share-based payments		1.0	0.7
Balance, end of period		106.7	105.7
OTHER RESERVES
Balance, beginning of period		(13.6)	6.1
Loss on revaluation of non-current derivative financial liabilities (net of tax)	12	(103.2)	(19.7)
Balance, end of period		(116.8)	(13.6)
DEFICIT
Balance, beginning of period		(2,275.3)	(2,201.8)
Net loss		(79.3)	(73.5)
Balance, end of period		(2,354.6)	(2,275.3)
Total equity		789.3	961.3
See accompanying notes to the condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW
		Year ended December 31
(in millions of U.S. dollars)	Note	2020	2019
OPERATING ACTIVITIES
Net loss		(79.3)	(73.5)
Adjustments for:
Loss on disposal of Blackwater	10	30.2	—
Foreign exchange (gain) loss		(1.4)	3.3
Depreciation and depletion		194.6	241.7
Financial instrument transaction costs	12	3.4	—
Other non-cash adjustments	18	55.3	17.5
Income tax expense (recovery)	17	4.3	(0.4)
Finance income	4	(1.1)	(2.2)
Finance costs	4	79.2	62.6
Reclamation and closure costs paid	15	(7.4)	(8.8)
		277.8	240.2
Change in non-cash operating working capital	18	16.2	25.9
Income taxes recovered (paid)		0.8	(2.6)
Cash generated from operations		294.8	263.5
INVESTING ACTIVITIES
Mining interests		(284.2)	(253.3)
Proceeds from sale of Mesquite	5	9.1	12.4
Proceeds from sale of other assets		0.1	2.7
Investment acquisitions		(2.1)	—
Proceeds from sale of Blackwater		102.8	—
Government grant received		—	2.0
Interest received		1.1	2.2
Cash used by investing activities		(173.2)	(234.0)
FINANCING ACTIVITIES
Issuance and repayment of senior unsecured notes, net of transaction costs	11	(221.6)	(100.0)
Proceeds from New Afton free cash flow interest obligation, net of transaction costs	12	296.6	—
Proceeds received from issuance of shares	16	10.2	106.7
Lease payments		(11.0)	(13.0)
Cash settlement of gold stream obligation	12	(21.9)	(19.8)
Interest paid		(42.8)	(54.1)
Financing initiation costs		(1.4)	—
(Repayment) drawdown of credit facility	11	(30.0)	30.0
Cash used by financing activities		(21.9)	(50.2)
Effect of exchange rate changes on cash and cash equivalents		3.2	0.4
Change in cash and cash equivalents		102.9	(20.3)
Cash and cash equivalents, beginning of period		83.4	103.7
Cash and cash equivalents, end of period		186.3	83.4
Cash and cash equivalents are comprised of:
Cash		125.4	66.0
Short-term money market instruments		60.9	17.5
		186.3	83.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2020
(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1. Description of business and nature of operations
New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Canada (“Rainy River”), the New Afton Mine in Canada (“New Afton”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro” or "CSP"). The Company completed the sale of the Blackwater Project in Canada ("Blackwater") in August 2020, but retained a stream on future gold production from Blackwater.
The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol NGD. The Company’s registered office is located at 1100 Melville Street, Suite 610, Vancouver, British Columbia, V6E 4A6, Canada.
2. Basis of preparation and significant accounting policies
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”), referred to as “IFRS”. These consolidated financial statements were approved by the Board of Directors of the Company on February 18, 2021.
(b) Basis of preparation
The consolidated financial statements have been prepared on the historical cost basis except for those assets and liabilities that are measured at fair values at the end of each reporting period. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.
(c) Basis of consolidation
Subsidiaries
These consolidated financial statements include the financial statements of the Company and entities controlled by the Company (“Subsidiaries”). Control exists when the Company is exposed, or has rights to variable returns from its involvement with the Subsidiary and has the ability to affect those returns through its power over the Subsidiary.

The Principal Subsidiary of the Company is as follows:
Name of subsidiary(1)	Principal activity	Method of accounting	Country of incorporation and operation	Interest as at December 31, 2020	Interest as at December 31, 2019
Minera San Xavier S.A. de C.V.	Reclamation	Consolidated	Mexico	100%	100%

1.	New Gold Inc. directly owns the assets of Rainy River and New Afton.

(d) Business combinations and asset acquisitions
A business combination is an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of improved earnings, lower costs or other economic benefits.
Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.
The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date.
Acquisition-related costs, other than costs to issue debt or equity securities, of the Company, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.
The Company accounts for the purchase of assets and assumption of liabilities as an acquisition of net assets when the transactions do not qualify as a business combination under IFRS 3, Business Combinations, as the significant inputs and processes that constitute a business are not identified. The purchase consideration is allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and available information at the time of the acquisition. Acquisition-related costs, other than costs to issue debt or equity securities, of the Company, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are capitalized as part of the asset acquisition.

(e) Cash and cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. These highly liquid investments only comprise short-term Canadian and United States government treasury bills and other evidences of indebtedness and treasury bills of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service or an equivalent rating from Standard & Poor’s and Moody’s.  In addition, the Company invests in bankers’ acceptances and other evidences of indebtedness of certain financial institutions, including Canadian banks.
(f) Inventories
Finished goods, work-in-process, and stockpiled ore are valued at the lower of weighted average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form. At operations where ore extracted contains significant amount of metals other than gold, primarily copper or silver, cost is allocated between the joint products on a pro rata basis.
Stockpiles represent ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on current mining costs, including applicable overhead and depreciation and depletion relating to mining operations and removed at each stockpile’s average cost per recoverable unit as material is processed.
Work-in-process inventory represents materials that are currently in the process of being converted into finished goods. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining, selling, shipping costs and associated royalties.
Supplies are measured at weighted average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value.
(g) Mining interests
Mining interests include mining properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives, if shorter than the mine life.

Mining properties
The costs associated with mining properties include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired.
Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management. Mineral properties also include the Company's retained 8% stream on gold production from the Blackwater property. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgments and estimates.
The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons. The estimation of recoverable reserves will be impacted by forecasted commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in the reserve or resource estimates may impact the carrying value of assets and depreciation and impairment charges recorded in the consolidated income statement.
A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. The critical judgments included in the determination of the commencement of commercial production are described in Note 3(a)(i).  Upon commencement of commercial production, a mining property is depleted on a unit-of-production method. Unit-of-production depletion rates are determined based on the estimated recoverable proven and probable mineral reserves at the mine.
Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When either external or internal triggering events determine that a property is not economically recoverable, the capitalized costs are written off.
The costs associated with the acquisition of land holdings are included within mining interest and are not depleted.
Exploration and evaluation
Exploration and evaluation costs are expensed until the probability that future economic benefits will flow to the entity and the asset cost or value can be measured reliably. Management uses the following criteria to determine the economic recoverability and probability of future economic benefits:
• The Company controls access to the benefit;
• Internal project economics are beneficial to the Company;
• The project is technically feasible; and
• Costs can be reliably measured.
Further development expenditures are capitalized to the property.
Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Property, plant and equipment
Property, plant and equipment consists of buildings and fixtures, processing equipment and surface and underground fixed and mobile equipment.
Depreciation and depletion rates of major categories of asset costs
Mining properties are depleted using a unit-of-production method over the estimated economic life of the mine to which they relate. Management reviews the estimated total recoverable ounces contained in depletable reserves at each financial year end, and when events and circumstances indicate that such a review should be made. Plant and equipment is depreciated using the straight-line method over their estimated useful lives, or the remaining life of the mine, if shorter. Right-of-use assets are depreciated using the straight-line method over the remaining lease term, or the remaining life of the mine, if shorter. In the current year, the Company updated the estimated useful life of plant and machinery that are amortized over the life-of-mine in order to reflect the updated life-of-mine plans. Plant and machinery amortized over the life-of-mine have an estimated useful life of 9 years.Changes to estimated useful lives are applied prospectively.

Asset class	Estimated useful life (years)
Plant and machinery	3 – 9
Mobile equipment	5 – 7

Capitalized borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized until such time as the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.
Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Company during the period, to a maximum of actual borrowing costs incurred. Capitalization of interest is suspended during extended periods in which active development is interrupted.
Stripping costs in surface mining
As part of its operations, the Company incurs stripping costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the Company are deferred and capitalized as part of mining properties.

Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized to the statement of financial position as a stripping activity asset (included in mining interest) if the following criteria are met: improved access to the ore body is probable; the component of the ore body can be accurately identified; and the costs relating to the stripping activity associated with the component can be reliably measured. If these criteria are not met, the costs are expensed in the period in which they are incurred.
The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been improved as a result of the stripping activity.
Derecognition
Upon sale or abandonment, the cost of the asset and related accumulated depreciation or depletion are removed from the accounts and any gains or losses thereon are recognized in net earnings.
(h) Impairment of long-lived assets
The Company reviews and evaluates its mining interests for indicators of impairment at the end of each reporting period. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine represents a separate CGU as each mine site or development project has the ability or the potential to generate cash inflows that are separately identifiable and independent of each other. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount.
The recoverable amount of a mine site is the greater of its fair value less costs to dispose and value in use. In determining the recoverable amounts of the Company’s mine sites, the Company uses the fair value less costs to dispose as this will generally be greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs to dispose is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to dispose estimated based on similar past transactions. The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy. When discounting estimated future cash flows, the Company uses an after-tax discount rate that would approximate what market participants would assign. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, and certain deferred tax balances. Impairment losses are recognized as expenses in the period they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its assets is based on the relative book values of these assets at the date of impairment, to the extent that the impairment allocation does not reduce the carrying values of these asset classes below their recoverable amounts.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years. Reversals of impairment losses are recognized in net earnings in the period the reversals occur.
(i) Reclamation and closure cost obligations
The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs. These costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. The costs are discounted to net present value using the risk free rate applicable to the future cash outflows. Such estimates are, however, subject to changes in laws and regulations or changes to market inputs to the decommissioning model.
The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made.
After the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized in finance costs, whereas increases and decreases due to changes in the estimated future cash flows are capitalized and depreciated over the life of the related asset unless the amount deducted from the cost exceeds the carrying value of the asset, in which case the excess is recorded in net earnings. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded in net earnings.
(j) Income taxes
The income tax expense or benefit for the period consists of two components: current and deferred.

Current Tax
The tax currently payable is based on taxable earnings for the year. Taxable earnings differ from earnings before taxes due to items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the statement of financial position date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred Tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated statement of financial position and the corresponding tax base used in the computation of taxable net earnings. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the statement of financial position date.
Deferred tax liabilities are generally recorded for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in Subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.
Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable earnings will be available against which those deductible temporary differences can be utilized. The carrying amount of the deferred tax assets are reviewed at each statement of financial position date and are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
Current and deferred tax for the year
Current and deferred tax are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.
Government assistance and tax credits
Any federal or provincial tax credits received by the Company, with respect to exploration or development work conducted on any of its properties, are credited as a reduction to the carrying costs of the property to which the credits relate. Federal subsidies related to the Canada Emergency Wage Subsidy ("CEWS") are credited as a reduction to operating expenses. The Company records these tax credits when there is reasonable assurance with regard to collections and assessments as well as reasonable assurance that the Company will comply with the conditions associated to them.

(k) Foreign currency translation
The individual financial statements of each Subsidiary are presented in the currency of the primary economic environment in which that entity operates (its functional currency). The functional currency of the Company and the presentation currency of the consolidated financial statements is the United States dollar (“U.S. dollar”).
Management determines the functional currency by examining the primary economic environment of each operating mine, development and exploration project. The Company considers the following factors in determining its functional currency:
•	The main influences of sales prices for goods and the country whose competitive forces and regulations mainly determine the sales price;

•	The currency that mainly influences labour, material and other costs of providing goods;

•	The currency in which funds from financing activities are generated; and

•	The currency in which receipts from operating activities are usually retained.

When preparing the consolidated financial statements of the Company, the Company translates non-U.S. dollar balances into U.S. dollars as follows:
•	Mining interest and equity method investments using historical exchange rates;

•
Financial instruments measured at fair value through profit or loss using the closing exchange rate as at the statement of financial position date with translation gains and losses recorded in net earnings;

•	Deferred tax assets and liabilities using the closing exchange rate as at the statement of financial position date with translation gains and losses recorded in net earnings;

•	Other assets and liabilities using the closing exchange rate as at the statement of financial position date with translation gains and losses recorded in net earnings; and

•
Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

(l) Earnings (loss) per share
Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. This requires the calculation of diluted earnings per share by assuming that outstanding stock options with an average market price that exceeds the average exercise price of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the year.

(m) Revenue recognition
Revenue from the sale of metals and metals in concentrate is recognized when the Company satisfies the performance obligations associated with the sale. Typically, this is accomplished when control over the metals and metals in concentrate are passed from the Company to the buyer. Factors that may indicate the point in time at which control passes include:

•	The Company has transferred to the buyer the significant risks and rewards of ownership to the purchaser;

•	The Company has transferred legal title to the asset sold to the purchaser;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The Company has transferred physical possession of the asset to the purchaser;

•	The Company has present right to payment; and

•	The purchaser has accepted the asset.

Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Revenue is recognized based on the estimated fair value of the total consideration receivable. Adjustments to revenue for metal prices and other adjustments are recorded at each period end and on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.
(n) Financial assets
Financial assets are initially measured at fair value and are subsequently measured at either amortized cost or fair value through profit or loss, depending on the classification of the financial assets. The classification of assets is driven by the Company’s business model for managing financial assets and their contractual cash flow characteristics.
The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position.  The quoted market price used for financial assets held by the Company is the last bid price of the day. The Company has categorized its financial assets in accordance with International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”) into one of the following two categories:

Category under IFRS 9	Description
Fair value through profit or loss
Includes marketable securities, gold and copper price option contract assets, gold and copper swap contracts, copper forward contracts, and other financial assets designated to this category under the fair value option. The Company has assessed the contractual cash flows of its provisionally priced contracts in accordance with IFRS 9 and has classified these contracts as fair value through profit or loss (“FVTPL”).

Financial assets at amortized cost	Includes cash and cash equivalents, and trade receivables at amortized cost.

Marketable equity securities
Marketable equity securities are designated on initial recognition as financial assets measured at FVTPL. Marketable securities are measured at FVTPL at the end of each reporting period end, with any fair value gains or losses recognized in profit or loss. Fair value is determined by applying the quoted price for each marketable equity security to the number of instruments held at each reporting period end.

(o) Financial liabilities
Financial liabilities are accounted for at amortized cost except for those at FVTPL which includes liabilities designated as FVTPL and derivatives. Financial liabilities classified as FVTPL or those which are designated as FVTPL under the fair value option are measured at fair value with unrealized gains and losses recognized in net earnings. In cases where financial liabilities are designated as FVTPL, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the Income statement. Financial liabilities at amortized cost are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost.
The Company has classified its financial liabilities in accordance with IFRS 9 into one of the following two categories:
Category under IFRS 9	Description
Fair value through profit or loss
Includes provisions related to the RSU plans, DSU plans and the cash settled portion of the PSU plans, gold and copper price option contract liabilities, gold stream obligation and the free cash flow interest obligation.

Financial liabilities at amortized cost	Includes trade and other payables and long-term debt.

(p) Derivative instruments
Derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are recorded in net earnings.

Non-current derivative financial liabilities
The Company has a gold stream agreement with RGLD Gold AG (the "Rainy River gold stream obligation"), a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). Additionally, in the first quarter of 2020, New Gold entered into a strategic partnership with Ontario Teachers’ Pension Plan (“Ontario Teachers’”) whereby Ontario Teachers' acquired a 46% free cash flow interest in the New Afton mine (the "New Afton free cash flow interest obligation"). For accounting purposes, the Company has determined that these obligations represent financing contracts with embedded derivatives. The value of the embedded derivatives changes in response to various factors, such as metal prices and the economic output of the underlying mines. As these obligations have embedded derivatives that would otherwise need to be accounted for separately at FVTPL, the Company has designated the deposit received from the counterparties as a financial liability at FVTPL, with initial and subsequent measurement at fair value, as permitted under IFRS 9, for both instruments. Transaction costs directly attributable to non-current derivative financial liabilities were expensed through profit or loss.
Fair value of the non-current derivative financial liabilities on initial recognition was determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in net earnings. Fair value adjustments as a result of the Company’s own credit risk are recorded in the consolidated statement of comprehensive loss, as required by IFRS 9 for financial liabilities designated as at FVTPL. Components of the adjustment to fair value for the non-current derivative financial liabilities at each reporting date include:
Financial instrument	Components of the adjustment to fair value
Rainy River gold stream obligation
• Accretion expense due to passage of time
• Change in the risk-free interest rate
• Change in the Company specific credit spread
• Change in any expected ounces to be delivered
• Change in future metal prices

New Afton free cash flow interest obligation
• Accretion expense due to passage of time
• Change in the risk-free interest rate
• Change in the Company specific credit spread
• Change in any expected ounces to be delivered
• Change in future metal prices
• Change in production profile, operating and capital costs at New Afton, including considerations to the minimum cash guarantee over the first four years of the instrument.

Provisional pricing
Certain products are “provisionally priced” whereby the selling price is subject to final adjustment up to 150 days after delivery to the customer. The final price is based on the market price at the relevant quotation point stipulated in the contract. As is customary in the industry, revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on relevant forward market prices. At each reporting date, provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as gold and copper, for which there exists active and freely traded commodity markets. The marking to market of provisionally priced sales contracts is recorded as an adjustment to revenue.

Gold price option contracts
In order to increase cash flow certainty, the Company held gold price option contracts, purchasing put options and selling call options. These are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of gold ounces or copper pounds for the reporting period are recorded as an adjustment to revenue. The exercise of options on gold ounces or copper pounds in excess of the Company’s production for the reporting period are recorded as other gains and losses.
Gold and copper swaps
In order to mitigate a portion of the metal price exposure associated with the time lag between the provisional and final determination of concentrate sales, the Company has entered into cash settled derivative gold and copper contracts to swap future contracted monthly average metal prices for fixed metal prices. At each reporting date, these gold and copper swap agreements are marked to market based on corresponding forward gold and copper prices. The marking to market of gold and copper swap agreements is recorded as an adjustment to revenue.

(q) Trade and other receivables
Trade and other receivables are carried at amortized cost less impairment. Trade and other receivables are impaired if they are determined to be uncollectible.
(r) Leases
The Company recognizes right-of-use assets and lease liabilities in the consolidated statement of financial position initially measured as the present value of future lease payment and recognizes depreciation of right-of-use assets and interest on lease liabilities in the consolidated income statement. Lease payments, including both principal and interest components, are recognized within the consolidated statement of cash flows within financing activities.
For short-term leases (lease terms of 12 months or less) and leases of low-value or immaterial assets, the Company has opted to recognize these lease payments as expenses on the consolidated income statement, as permitted by IFRS 16. This expense is presented within operating expenses.
3. Critical judgements in the application of accounting policies
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:
(a)	Critical judgments in the application of accounting policies
(i) Commencement of commercial production
Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any mineral sales during the commissioning period are offset against the costs capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.
There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:
•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•	The completion of a reasonable period of testing of the mine plant and equipment has been completed;

•	The mine or mill has reached a pre-determined percentage of design capacity; and

•	The ability to sustain ongoing production of ore has been achieved.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.
(ii) Functional currency
The functional currency for each of the Company’s Subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.
(iii) Determination of economic viability
Management has determined that exploratory drilling, evaluation, development and related costs incurred on New Gold's projects have future economic benefits and are economically recoverable. In making this judgment, management has assessed various criteria including, but not limited to, the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, operating management expertise, existing permits, the expectation of receiving additional permits and life-of-mine (“LOM”) plans.

(iv) Carrying value of long-lived assets and impairment charges
In determining whether the impairment or reversal of a previous impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment or impairment reversal. These indicators consist of but are not limited to the prolonged significant changes in commodity prices, per ounce in-situ multiples, significant change to LOM plans, significant changes in discount rates and if applicable the factors which lead to a market capitalization deficiency. If an impairment or impairment reversal indicator is identified, the Company compares the carrying value of the asset against the recoverable amount. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.
(v) Determination of CGU
In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. The Company has determined that each mine site qualifies as an individual CGU. Each of these assets generates or will have the ability to generate cash inflows that are independent of the other assets and therefore qualifies as an individual asset for impairment testing purposes.
(vi) Classification of non-current derivative financial liabilities
The Company holds metal streaming and free cash flow arrangements with Royal Gold and Ontario Teachers'. Management has assessed these arrangements under the scope of IFRS 9 as to whether or not the arrangements constitute a financial instrument. As these obligations have embedded derivatives that would otherwise need to be accounted for separately at FVTPL, Management has elected these arrangements to be financial liabilities at FVTPL, with initial and subsequent measurement at fair value, as permitted under IFRS 9.
(b)	Key sources of estimation uncertainty in the application of accounting policies
(i) Revenue recognition
Revenue from sales of concentrate is recorded when control of the goods pass to the purchaser. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well, with the change being recorded as revenue.

(ii) Inventory valuation
Management values inventory at the lower of weighted average production costs or net realizable value (“NRV”). Weighted average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles and in-process inventories and the determination of NRV involve the use of estimates. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces or pounds (based on assay data), and the estimated metallurgical recovery rates (based on the expected processing method). Timing and ultimate recovery of metal contained in stockpiles vary from the estimates.
(iii) Mineral reserves and resources
The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous estimates in determining the mineral reserves and resource estimates. Such estimation is a subjective process, and the accuracy of any mineral reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions, such as metal prices and market conditions, could have a material effect in the future on the Company’s financial position and results of operations.
(iv) Estimated recoverable ounces
The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.
(v) Deferred income taxes
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on LOM projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and implementable without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi) Reclamation and closure cost obligations
The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.
(vii) COVID-19 Economic Uncertainty
The Company has assessed the economic impacts of the novel coronavirus (“COVID-19”) pandemic on its consolidated financial statements. As at December 31, 2020, management has determined that the Company’s ability to execute its medium and longer term plans and the economic viability of its assets (including the carrying value of its long-lived assets and inventory valuations) are not materially impacted. In making this judgment, management has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions and potential disruptions in our supply chain, disruptions in the markets for our products, commodity prices and foreign exchange prices and the actions that the Company has taken at its operations to protect the health and safety of its workforce and local community.
(viii) The Company's retained stream on gold production from the Blackwater property
In conjunction with the sale of Blackwater, the Company retained an 8% stream on gold production from the Blackwater property (reducing to 4% of gold production once approximately 280,000 ounces of gold have been delivered to New Gold) (Note 10). Management has determined that the Company retains future economic benefits associated with the property through this streaming arrangement and has accounted for the Blackwater stream as a retained mineral interest in the property.

4. Expenses
(a)Operating expenses by nature
	Year ended December 31
(in millions of U.S. dollars)	2020	2019
OPERATING EXPENSES BY NATURE
Raw materials and consumables	131.1	126.6
Salaries and employee benefits(1)	117.0	112.5
Contractors	64.2	81.1
Repairs and maintenance	37.0	37.2
General and administrative	23.0	24.4
Leases	4.1	6.9
Royalties	8.5	6.2
Drilling and analytical	3.8	3.8
Other	13.3	6.1
Total production expenses	402.0	404.8
Less: Production expenses capitalized	(70.9)	(71.6)
Add (less): Change in inventories	8.8	38.7
Total operating expenses	339.9	371.9
1.
The government of Canada has provided the Canada Emergency Wage Subsidy for eligible Canadian employers whose business has been affected by COVID-19. This wage subsidy is treated as government assistance and has resulted in a reduction to salaries and employee benefits of $11.6 million for the year ended December 31, 2020.

(b) Finance costs and income
	Year ended December 31
(in millions of U.S. dollars)	2020	2019
FINANCE COSTS
Interest on senior unsecured notes	47.5	51.7
Interest on Credit Facility	1.2	0.1
Accretion	4.3	2.7
Loss on repayment of long-term debt (Note 11)	23.3	1.2
Other finance costs	6.6	7.5
Total finance costs	82.9	63.2
Less: amounts included in cost of qualifying assets	(3.7)	(0.6)
Total finance costs	79.2	62.6
FINANCE INCOME
Interest income	1.1	2.2

(c) Other (losses) and gains
	Year ended December 31
(in millions of U.S. dollars)	2020	2019
OTHER (LOSSES) AND GAINS
Underground shutdown costs(1)	—	(3.4)
Gain (loss) on foreign exchange	1.2	(3.7)
Loss on disposal of assets	(1.6)	(1.2)
Gain on revaluation of investments	17.4	—
Unrealized (loss) gain on revaluation of non-current derivative financial liabilities	(110.4)	20.1
Settlement and gain (loss) on revaluation of gold price option contracts	26.4	(21.7)
Settlement and loss on revaluation of copper price option contracts	—	(0.7)
Gain on foreign exchange derivative	9.0	1.5
Loss on sale of Blackwater (Note 10)	(30.2)	—
Revaluation of CSP's reclamation and closure cost obligation	3.4	0.6
New Afton free cash flow interest obligation transaction costs (Note 12)	(3.4)	—
Gain on receivable associated with Mesquite sale (2)	12.8	4.0
Other	(2.9)	(1.1)
Total other (losses) gains	(78.3)	(5.6)
1.
In early 2019, the Company announced that it has deferred the Rainy River underground mine development plan. As a result, the Company has recognized demobilization and related costs within other (losses) and gains.

2.	The Company recognized a gain on the collection of the outstanding working capital proceeds due from the sale of Mesquite and income tax refunds at Mesquite.

5. Trade and other receivables
	As at December 31	As at December 31
(in millions of U.S. dollars)	2020	2019
TRADE AND OTHER RECEIVABLES
Trade receivables	8.0	5.9
Sales tax receivable	15.4	7.1
Unsettled provisionally priced concentrate derivatives and swap contracts (Note 14)	(0.9)	0.2
Proceeds due from sale of Mesquite(1)	12.8	9.0
Proceeds due from sale of Blackwater (Note 10)	39.3	—
Other	2.5	1.5
Total trade and other receivables	77.1	23.7
1.
In 2019, the Company recognized a receivable of $9.0 million for outstanding working capital proceeds due from the sale of Mesquite and income tax refunds at Mesquite. This receivable was collected in 2020. In the current year, the Company recognized an additional receivable of $12.8 million for outstanding income tax refunds at Mesquite due to the enactment of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") in the United States, which supported the recognition of this receivable.

6. Investments
	As at December 31	As at December 31
(in millions of U.S. dollars)	2020	2019
INVESTMENTS
Marketable equity securities(1)	44.5	—
Other	0.9	0.5
Total investments	45.4	0.5
1.
Included in marketable equity securities is the Company's investment in Artemis Gold Inc. ("Artemis"). Until November 2021, the Company requires Artemis' consent in order to transfer or dispose of the investment.

7. Trade and other payables
	As at December 31	As at December 31
(in millions of U.S. dollars)	2020	2019
TRADE AND OTHER PAYABLES
Trade payables	41.6	39.7
Interest payable	16.7	6.1
Accruals	57.4	65.5
Current portion of reclamation and closure cost obligations (Note 15)	5.7	12.3
Current portion of gold stream obligation (Note 12)	32.1	21.6
Current portion of New Afton free cash flow interest obligation (Note 12)	4.5	—
Current portion of derivative liabilities (Note 14)	—	26.4

Total trade and other payables	158.0	171.6

8. Inventories
	As at December 31	As at December 31
(in millions of U.S. dollars)	2020	2019
INVENTORIES
Stockpile ore(2)	21.6	32.6
Work-in-process	9.3	8.3
Finished goods(1)	7.0	12.5
Supplies	55.4	56.6
Total current inventories	93.3	110.0
1.	The amount of inventories recognized in operating expenses for the year ended December 31, 2020 were $323.2 million (2019 - $358.0 million).
2.
For the year ended December 31, 2019, the Company wrote down $19.8 million of stockpile ore at Rainy River, of which $14.1 million was included in operating expenses and $5.7 million was included in depreciation and depletion, primarily resulting from the write down of the low-grade stockpile.

9. Mining interests
Mining Properties
	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
(in millions of U.S. dollars)
COST
As at December 31, 2018	1,262.7	367.6	1,191.4	127.2	2,948.9
Additions	87.3	43.5	75.5	103.5	309.8
Disposals	(0.2)	(0.1)	(6.7)	—	(7.0)
Transfers	101.3	—	—	(101.3)	—
Government grant(1)	—	(2.0)	—	—	(2.0)
As at December 31, 2019	1,451.1	409.0	1,260.2	129.4	3,249.7
Additions	57.7	85.7	68.3	88.2	299.9
Disposals	—	—	(9.1)	—	(9.1)
Transfers	60.6	—	—	(60.6)	—
Sale of Blackwater, net of retained mineral interest (Note 10)	—	(194.3)	(20.3)	—	(214.6)
As at December 31, 2020	1,569.4	300.4	1,299.1	157.0	3,325.9
ACCUMULATED DEPRECIATION
As at December 31, 2018	717.0	—	378.5	—	1,095.5
Depreciation for the year	114.4	—	114.9	—	229.3
Disposals	—	—	(3.1)	—	(3.1)
As at December 31, 2019	831.4	—	490.3	—	1,321.7
Depreciation for the period	77.7	—	112.0	—	189.7
Disposals	—	—	(7.2)	—	(7.2)
Sale of Blackwater (Note 10)	—	—	(6.6)	—	(6.6)
As at December 31, 2020	909.1	—	588.5	—	1,497.6
CARRYING AMOUNT
As at December 31, 2019	619.7	409.0	769.9	129.4	1,928.0
As at December 31, 2020	660.3	300.4	710.6	157.0	1,828.3
1.
The province of British Columbia provides an incentive for exploration in British Columbia as a refundable tax credit. This refundable tax credit is treated as government assistance and reduces Mining Interests. For the year ended December 31, 2019, the Company received $2.0 million in refundable tax credits which was recorded as a reduction to Mining Interests.

Carrying amount by property as at December 31, 2020
	As at December 31, 2020
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	382.9	127.5	150.0	27.4	687.8
Rainy River	277.4	21.8	558.4	129.6	987.2
Other(1)	—	150.7	2.6	—	153.3
Carrying amount	660.3	300.0	711.0	157.0	1,828.3

1.	Other includes corporate balances, exploration properties and the retained mineral interest in the Blackwater property (Note 10).

Carrying amount by property as at December 31, 2019:
	As at December 31, 2019
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	371.4	50.0	149.2	17.8	588.4
Rainy River	248.3	17.8	602.1	111.6	979.8
Blackwater	—	340.1	14.5	—	354.6
Other(1)	—	1.1	4.1	—	5.2
Carrying amount	619.7	409.0	769.9	129.4	1,928.0
1.	Other includes corporate balances and exploration properties.

10. Sale of Blackwater
On August 21, 2020 the Company completed its previously announced sale of the Company's 100% interest in the Blackwater Project to Artemis Gold Inc. ("Artemis"). Upon closing of the sale, the Company received C$140 in cash, a C$50 million receivable that is payable twelve months following closing of the transaction (the "second installment"), 7.4 million Artemis common shares, valued at approximately C$34 million at the date of the transaction (in aggregate, corresponding to $170.0 million). The Company retained an 8% stream on gold production from the Blackwater property (reducing to 4% of gold production once approximately 280,000 ounces of gold have been delivered to New Gold) (the "Blackwater stream"). For accounting purposes, the acquisition of the Blackwater stream reflects a retained mineral interest in the property.
In the event that agreed upon production targets at Blackwater are not achieved by the 7th, 8th or 9th anniversary of closing of the transaction, New Gold will be entitled to receive additional cash payments of C$28 million on each of those dates.
Please see the table below for a reconciliation of the loss on sale of Blackwater:

(in millions of U.S. dollars)
Carrying value of assets and liabilities sold
Mineral interest	357.3
Reclamation and closure cost obligations	(10.3)
Less: Mineral interests retained through Blackwater stream	(150.0)
Carrying value of assets and liabilities sold	197.0
Proceeds received
Cash	106.0
Fair value of Artemis common shares	26.1
Receivable from Artemis (Note 5)	37.9
Transaction costs incurred	(3.2)
Total proceeds received, net of transaction costs	166.8
Loss on sale of Blackwater	(30.2)

11. Long-term debt
Long-term debt consists of the following:
	As at December 31	As at December 31
(in millions of U.S. dollars)	2020	2019
LONG-TERM DEBT
Senior unsecured notes - due November 15, 2022 (a)	—	397.4
Senior unsecured notes - due May 15, 2025 (b)	96.3	287.1
Senior unsecured notes - due July 15, 2027 (c)	392.9	—
Credit Facility (d)	—	30.0
Total long-term debt	489.2	714.5

(a) Senior Unsecured Notes – due November 15, 2022
On July 10, 2020, the Company completed the redemption of the 2022 Unsecured Notes. The redemption was funded from the net proceeds of its recent issue of $400 million aggregate principal amount of 7.50% Senior Notes due in 2027 and cash on hand. The Company recognized a loss on repayment of long-term debt of $6.5 million, primarily comprised of the early redemption premium paid and the de-recognition of any deferred financing charges associated with the 2022 Unsecured Notes.
(b) Senior Unsecured Notes – due May 15, 2025
On December 23, 2020, the Company completed the partial redemption of $200.0 million aggregate principal of the 2025 Unsecured Notes. The redemption was funded by cash on hand. The Company recognized a loss on repayment of long-term debt of $16.8 million, primarily comprised of the early redemption premium paid and the de-recognition of any deferred financing charges associated with the 2025 Unsecured Notes.
As at December 31, 2020 the Company has $100.0 million of senior unsecured notes outstanding that mature and become due and payable on May 15, 2025 (“2025 Unsecured Notes”). The 2025 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year. Transaction costs have been offset against the carrying amount of the 2025 Unsecured Notes and are being amortized to net earnings using the effective interest method.
The 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2025 Unsecured Notes are redeemable by the Company in whole or in part:
•
During the 12-month period beginning on May 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2025 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2020	104.78%
2021	103.19%
2022	101.59%
2023 and thereafter	100.00%

(c) Senior Unsecured Notes - due July 15, 2027
On June 24, 2020, the Company issued $400.0 million of senior unsecured notes (“2027 Unsecured Notes”) for net cash proceeds of $392.6 million after transaction costs. The face value is $400.0 million. The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual instalments on January 15 and July 15 of each year.
The Company incurred initial transaction costs of $7.4 million which have been offset against the carrying amount of the 2027 Unsecured Notes and are being amortized to net earnings using the effective interest method.
The 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.
The 2027 Unsecured Notes are redeemable by the Company in whole or in part:
•
At any time prior to July 15, 2023 at a redemption price of 100% of the aggregate principal amount of the 2027 Unsecured Notes, plus a make-whole premium (consisting of the redemption price as described below, and future interest that would have been paid up to the first call date of July 15, 2023), plus accrued and unpaid interest, if any, to the redemption date.

•
During the 12-month period beginning on July 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2027 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2023	103.750%
2024	101.875%
2025 and thereafter	100.000%

(d) Credit Facility
On December 31, 2020, the Company held a revolving credit facility (the “Credit Facility”) with a maturity date of October 2023 and has a borrowing limit of $350.0 million. In the fourth quarter of 2020, the Company entered into an amended and restated credit agreement with a syndicate of financial institutions which extended the maturity date to October 2023 and modified the maximum borrowing limit to $350 million (previously $400 million).
The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains three covenant tests, the minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments (“Adjusted EBITDA”) to interest, the maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”), and the maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”), all of which are measured on a rolling four-quarter basis at the end of every quarter. Significant financial covenants are as follows:
		Twelve months ended December 31	Twelve months ended December 31
Financial Covenant		2020	2019
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	5.0 : 1	4.3 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	1.8 : 1	3.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	0.3 : 1	0.7 : 1

The interest margin on drawings under the Credit Facility ranges from 1.75% to 4.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s Leverage Ratio and the currency and type of credit selected by the Company. Based on the Company’s Leverage Ratio, the rate is 3.00% over LIBOR as at December 31, 2020 (December 31, 2019 – 3.25%). The standby fees on undrawn amounts under the Credit Facility range from 0.62% to 0.96%, depending on the Company’s Leverage Ratio. Based on the Company’s Leverage Ratio, the rate is 0.68% as at December 31, 2020 (December 31, 2019 – 0.73%).
For the year ended December 31, 2020, the Company had borrowed $35.0 million and repaid $65.0 million under the Credit Facility, resulting in $nil being drawn under the Credit Facility as at December 31, 2020. The Credit Facility has been used to issue letters of credit amounting to $46.0 million (December 31, 2019 - $118.9 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies. During the year, the Company transferred from letters of credit and added approximately $102.6 million to surety bonds.

The following is a summary of the changes in liabilities arising from financing activities for the year ended December 31, 2020:

	As at December 31, 2019	Borrowings	Repayments	Fair Value changes	Interest & Accretion	As at December 31, 2020
Liabilities arising from financing activities
Long-term debt	714.5	427.6	(665.3)	—	12.4	489.2
Interest payable	5.7	—	(36.5)	—	47.5	16.7
Gold stream obligation	164.5	—	(24.1)	77.5	—	217.9
New Afton free cash flow interest obligation	—	300.0	—	136.1	—	436.1
Total	884.7	727.6	(725.9)	213.6	59.9	1,159.9

12. Non-current derivative financial liabilities
The following is a summary of the change in non-current derivative financial liabilities:

(in millions of U.S. dollars)	Rainy River	New Afton	TOTAL
CHANGE IN NON-CURRENT DERIVATIVE FINANCIAL LIABILITIES
Balance, December 31, 2018	180.2	—	180.2
Settlements during the period	(20.0)	—	(20.0)
Fair value adjustments related to changes in the Company’s own credit risk(1)	24.4	—	24.4
Other fair value adjustments(2)	(20.1)	—	(20.1)
Balance, December 31, 2019	164.5	—	164.5
Less: current portion	(21.6)	—	(21.6)
Non-current portion of derivative financial liabilities	142.9	—	142.9
Balance, December 31, 2019	164.5	—	164.5
Proceeds received	—	300.0	300.0
Settlements during the period	(24.1)	—	(24.1)
Fair value adjustments related to changes in the Company’s own credit risk(1)	19.2	84.0	103.2
Other fair value adjustments(2)	58.3	52.1	110.4
Balance, December 31, 2020	217.9	436.1	654.0
Less: current portion(3)	(32.1)	(4.5)	(36.6)
Non-current portion of derivative financial liabilities	185.8	431.6	617.4
1.	Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income.
2.	Other fair value adjustments are included in the consolidated income statements.
3.	The current portion of the derivative financial liabilities is included in trade and other payables on the statement of financial position.

Rainy River Gold Stream Obligation
In 2015, the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from Rainy River up to a total of 230,000 ounces of gold and then 3.25% of the mine’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the mine’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter. Royal Gold paid $175.0 million in consideration of this transaction.

In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. Upon expiry of the 40 year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.
The Company has designated the gold stream obligation as a financial liability at fair value through profit or loss (“FVTPL”) under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the consolidated income statements and consolidated statements of comprehensive income.
Fair value adjustments represent the net effect on the gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date. These variables include accretion, risk-free interest rate, future metal prices, Company-specific credit spread and expected gold and silver ounces to be delivered.
New Afton free cash flow interest obligation
In the first quarter of 2020, New Gold entered into a strategic partnership with Ontario Teachers’ Pension Plan (“Ontario Teachers’”). Under the terms of the strategic partnership, Ontario Teachers' acquired a 46% free cash flow interest in the New Afton mine for upfront cash proceeds of $300 million. Ontario Teachers' has an option to convert the free cash flow interest into a 46% joint venture interest in New Afton in four years, or have their free cash flow interest remain as a free cash flow interest at a reduced rate of 42.5%. The transaction closed on March 31, 2020. The agreement includes a minimum cash guarantee at the end of 4 years and a buyback option for New Gold.

Transaction costs of $3.4 million were expensed through other gains and losses.
The Company has designated the free cash flow interest obligation as a financial liability at fair value through profit or loss (“FVTPL”) under the scope of IFRS 9. Fair value of the free cash flow interest obligation on initial recognition was determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in net earnings. Fair value adjustments as a result of the Company’s own credit risk are recorded in the consolidated statement of comprehensive loss, as required by IFRS 9 for financial liabilities designated as at FVTPL.
Components of the adjustment to fair value for the non-current derivative financial liabilities at each reporting date include:

Financial instrument	Components of the adjustment to fair value
Rainy River gold stream obligation
• Accretion expense due to passage of time
• Change in the risk-free interest rate
• Change in the Company specific credit spread
• Change in any expected ounces to be delivered
• Change in future metal prices

New Afton free cash flow interest obligation
• Accretion expense due to passage of time
• Change in the risk-free interest rate
• Change in the Company specific credit spread
• Change in any expected ounces to be delivered
• Change in future metal prices
• Change in production profile, operating and capital costs at New Afton, including considerations to the minimum cash guarantee over the first four years of the instrument.

13. Leases
(a) Right-of-use assets
The Company leases assets such as buildings, mobile equipment and machinery. These assets are included in Mining Interests on the statement of financial position and are classified as plant & equipment as per Note 9 of the Company’s consolidated financial statements.

(in millions of U.S. dollars)
RIGHT-OF-USE- ASSETS
Balance, January 1, 2019	20.8
Additions	28.5
Depreciation	(6.1)
Disposals	—
Balance, December 31, 2019	43.2
Additions	7.5
Depreciation	(12.9)
Disposals	(2.6)
Balance, December 31, 2020	35.2

(b) Lease liabilities
Please see below for a maturity analysis of the Company’s lease payments:
	As at December 31	As at December 31
(in millions of U.S. dollars)	2020	2019
MATURITY ANALYSIS FOR LEASES
Less than 1 year	10.6	9.8
Between 1 and 3 years	19.3	17.0
Between 3 and 5 years	1.5	8.6
Total undiscounted lease payments(1)	31.4	35.4
Carrying value of lease liabilities	29.1	32.6
Less: current portion of lease liabilities(2)	(9.6)	(8.7)
Non-current portion of lease liabilities	19.5	23.9
1.	Total undiscounted lease payments excludes leases that are classified as short term and leases for low value assets, which are not recognized as lease liabilities.
2.	The current portion of the lease liabilities is included in trade and other payables on the statement of financial position.

For the year ended December 31, 2020, the Company recognized $1.2 million (2019 - $1.5 million) in interest expense on lease liabilities. For the year ended December 31, 2020, the Company expensed $2.0 million (2019 - $9.9 million) related to leases that are classified as short term.

14. Derivative instruments
	As at December 31	As at December 31
(in millions of U.S. dollars)	2020	2019
DERIVATIVE LIABILITIES
Unsettled provisionally priced concentrate derivatives, and swap contracts(1)	0.9	(0.2)
Gold price option contracts	—	26.4
Total derivative liabilities	0.9	26.2
1.	Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position

(a) Provisionally priced contracts
The Company had provisionally priced sales for which price finalization is outstanding at December 31, 2020. Realized and unrealized gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.
The following tables summarize the realized and unrealized gains (losses) on provisionally priced sales:

	Year ended December 31, 2020
(in millions of U.S. dollars)	Gold	Copper	Total
GAIN ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	3.2	6.3	9.5
Unrealized	0.7	8.2	8.9
Total gain	3.9	14.5	18.4

	Year ended December 31, 2019
(in millions of U.S. dollars)	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	2.2	(1.7)	0.5
Unrealized	0.5	1.0	1.5
Total gain (loss)	2.7	(0.7)	2.0
The following tables summarize the realized and unrealized gains (losses) on gold and copper swap contracts:
	Year ended December 31, 2020
(in millions of U.S. dollars)	Gold	Copper	Total
(LOSS) GAIN ON SWAP CONTRACTS
Realized	(2.0)	(2.1)	(4.1)
Unrealized	(0.8)	(9.0)	(9.8)
Total (loss) gain	(2.8)	(11.1)	(13.9)

	Year ended December 31, 2019
(in millions of U.S. dollars)	Gold	Copper	Total
(LOSS) GAIN ON SWAP CONTRACTS
Realized	(3.2)	0.2	(3.0)
Unrealized	(0.4)	(0.9)	(1.3)
Total (loss) gain	(3.6)	(0.7)	(4.3)
The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:
	As at December 31	As at December 31
	2020	2019
VOLUMES SUBJECT TO FINAL PRICING NET OF OUTSTANDING SWAPS
Gold ounces (000s)	1.2	0.9
Copper pounds (millions)	1.6	0.5

(b) Gold price option contracts
In 2019, the Company entered into gold price option contracts by purchasing put options at an average strike price of $1,300 per ounce. The Company sold call options at an average strike price of $1,355 and $1,415 for the first half of 2020 and second half of 2020 respectively. At the end of 2020 all gold option contracts have expired.
The call options sold and put options purchased were treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of gold ounces for the reporting period were recorded as an adjustment to revenue. The exercise of options on gold ounces in excess of the Company’s gold production for the reporting period were recorded as other gains and losses.

(c) Foreign exchange forward contracts
In the first quarter of 2020, the Company entered into foreign exchange forward contracts in order to hedge the Company’s spending in Canadian dollars. The Company has hedged $20.0 million U.S. dollars per month at average Canadian dollar to U.S. dollar foreign exchange rate of 1.40 for the period of April 2020 to December 2020. At the end of 2020 all foreign exchange forward contracts have expired.
15. Reclamation and closure cost obligations
Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	Rainy River	New Afton	Cerro San Pedro	Blackwater	Total
CHANGES TO RECLAMATION AND CLOSURE COST OBLIGATIONS
Balance – December 31, 2018	53.6	10.7	20.0	8.3	92.6
Reclamation expenditures	(0.2)	—	(8.6)	—	(8.8)
Unwinding of discount	1.1	0.2	1.2	0.2	2.7
Revisions to expected cash flows	9.7	6.4	(0.6)	0.5	16.0
Foreign exchange movement	2.8	0.7	0.6	0.4	4.5
Balance – December 31, 2019	67.0	18.0	12.6	9.4	107.0
Less: current portion of closure costs (Note 7)	(1.4)	—	(10.9)	—	(12.3)
Non-current portion of closure costs	65.6	18.0	1.7	9.4	94.7
Balance – December 31, 2019	67.0	18.0	12.6	9.4	107.0
Reclamation expenditures	(1.2)	—	(5.6)	—	(6.8)
Unwinding of discount	1.0	0.2	0.4	0.1	1.7
Revisions to expected cash flows	12.9	15.1	(3.4)	0.8	25.4
Foreign exchange movement	1.7	0.9	(0.4)	(0.4)	1.8
Liabilities sold (Note 10)	—	—	—	(9.9)	(9.9)
Balance – December 31, 2020	81.4	34.2	3.6	—	119.2
Less: current portion of closure costs (Note 7)	(2.5)	—	(3.2)	—	(5.7)
Non-current portion of closure costs	78.9	34.2	0.4	—	113.5

Each period the Company reviews cost estimates and other assumptions used in the valuation of the obligations at each of its mining properties and development properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the obligation. The fair values of the obligations are measured by discounting the expected cash flows using a discount factor that reflects the risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an obligation is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; obligations realized through additional ore bodies mined; changes in the quantities of material in reserves and a corresponding change in the LOM plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. The fair value of an obligation is recorded when it is incurred.
The majority of the expenditures are expected to occur between 2021 and 2030. The discount rate used in estimating the site reclamation and closure cost obligations was 1.2% for the year ended December 31, 2020 (2019 – 1.8% and 5.4%), and the inflation rate used was 1.5% for the year ended December 31, 2020 (2019 – 1.4% and 3.3%).
Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2020, letters of credit totaling $46.0 million (2019 - $118.9 million) and surety bonds totaling $102.6 million had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit are secured by the revolving Credit Facility.

16. Share capital
At December 31, 2020, the Company had unlimited authorized common shares and 680.2 million common shares outstanding.
(a) No par value common shares issued
	Number of shares
(in millions of U.S. dollars, except where noted)	(000s	)	$
NO PAR VALUE COMMON SHARES ISSUED
Balance at December 31, 2018	579,115			3,035.2
Issuance of common shares(1)	93,750			106.7
Issuance of common shares under First Nations agreements	3,077			2.6
Exercise of options and vested performance share units	15			—
Balance at December 31, 2019	675,957			3,144.5
Issuance of common shares under First Nations agreements	350			0.7
Issuance of flow through shares(2)	3,824			8.6
Exercise of options and vested performance share units	119			0.2
Balance at December 31, 2020	680,250			3,154.0
1.
In August 2019, New Gold Inc. closed its offering of common shares of the Company with a syndicate of underwriters. An aggregate of 93,750,000 Common Shares were issued by the Company at a price of C$1.60 per share for net proceeds of $106.7 million (gross proceeds of C$150.0 million less equity issuance costs).

2.
In December 2020, the Company closed a flow-through financing to fund exploration drilling programs at Rainy River and New Afton. The shares qualify as flow-through shares for Canadian tax purposes. An aggregate of 3,824,000 Common Shares were issued by the Company at a price of C$3.40 per share for net proceeds of $10.2 million (gross proceeds less equity issuance costs). The premium of $1.6 million related to the difference between the issue price and the share price on the date of close and was recognized in trade and other payables as at December 31, 2020 and will be recognized in deferred income tax as related tax benefits are renounced.

(b) Share-based payment expenses
The following table summarizes share-based payment expenses:
	Year ended December 31
(in millions of U.S. dollars)	2020	2019
SHARE-BASED PAYMENT EXPENSES
Stock option expense	0.8	0.5
Performance share unit expense	1.4	0.3
Restricted share unit expense(1)	8.4	1.1
Deferred share unit expense	3.6	0.8
Shares issued under First Nations agreements(1)	1.2	—
Total share-based payment expenses	15.4	2.7
1.      For the year ended December 31, 2020 $7.8 million of share based expenses were recognized in operating expenses (2019 – $1.0 million).

(i) Stock options
The following table presents changes in the Company’s stock option plan:
	Number of options	Weighted average exercise price
	(000s )	C$/share
CHANGES TO THE COMPANY'S STOCK OPTION PLAN
Balance at December 31, 2018	8,628	4.39
Granted	2,360	1.12
Forfeited	(1,417)	3.58
Expired	(3,993)	5.01
Balance at December 31, 2019	5,578	2.81
Granted	2,329	1.20
Exercised	(32)	1.17
Forfeited	(677)	4.06
Expired	(2,363)	3.45
Balance at December 31, 2020	4,835	1.59

(c) Loss per share
The following table sets out the calculation of loss per share:
	Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019
CALCULATION OF LOSS PER SHARE
Net loss	(79.3)	(73.5)
Basic weighted average number of shares outstanding (in millions)	676.3	611.1
Dilution of securities:
Stock options	—	—
Diluted weighted average number of shares outstanding (in millions)	676.3	611.1
Net loss per share:
Basic	(0.12)	(0.12)
Diluted	(0.12)	(0.12)

The following table lists the equity securities excluded from the calculation of diluted loss per share. All stock options are excluded from the calculation when the Company is in a net loss position.

	Year ended December 31
(in millions of units)	2020	2019
EQUITY SECURITIES EXCLUDED FROM THE CALCULATION OF DILUTED EARNINGS PER SHARE
Stock options	4.8	5.6

17. Income and mining taxes
The following table outlines the composition of income tax expense between current tax and deferred tax:
	Year ended December 31
(in millions of U.S. dollars)	2020	2019
CURRENT INCOME AND MINING TAX EXPENSE
Canada	1.8	2.2
Foreign	0.5	0.4
	2.3	2.6
DEFERRED INCOME AND MINING TAX EXPENSE
Canada	1.8	1.9
Adjustments in respect of prior year	0.2	(4.9)
	2.0	(3.0)
Total income tax expense (recovery)	4.3	(0.4)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items:

	Year ended December 31
(in millions of U.S. dollars)	2020	2019
Loss before taxes	(75.0)	(73.9)
Canadian federal and provincial income tax rates	25.8%	26.3%
Income tax recovery based on above rates	(19.4)	(19.4)
INCREASE (DECREASE) DUE TO
Permanent differences	(1.0)	(0.1)
Foreign exchange on non-monetary assets and liabilities	—	0.2
Other foreign exchange differences	(5.8)	3.7
Prior years’ adjustments relating to tax provision and tax returns	0.2	(5.2)
Canadian mining tax	15.8	(2.5)
Change in unrecognized deferred tax assets	17.4	22.9
BC Mining exploration tax credits received	(3.1)	—
Other	0.2	—
Income tax expense (recovery)	4.3	(0.4)

The following tables provide analysis of the deferred tax assets and liabilities, all of which are located in Canada:

	Year ended December 31
(in millions of U.S. dollars)	2020	2019
DEFERRED TAX ASSETS
Capital losses	19.3	18.4
Property, plant and equipment and Mining interests	44.6	122.7
Tax credits	51.3	49.9
Ontario Mining Tax	58.5	45.4
Other	146.0	18.9
	319.7	255.3
DEFERRED TAX LIABILITIES
British Columbia Mining Tax	(53.5)	(48.3)
	(53.5)	(48.3)
Unrecognized deferred tax asset	(319.7)	(255.3)
Deferred income tax liabilities, net	(53.5)	(48.3)

The following table outlines the movement in the net deferred tax liabilities:

	Year ended December 31
(in millions of U.S. dollars)	2020	2019
MOVEMENT IN THE NET DEFERRED TAX LIABILITIES
Balance at the beginning of the year	(48.3)	(56.3)
Recognized in net loss	(5.2)	3.0
Recognized in other comprehensive income	—	4.8
Recognized as foreign exchange	—	0.2
Reclassified as held-for-sale or disposed of	—	—
Total movement in the net deferred tax liabilities	(53.5)	(48.3)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deductible temporary differences on the following losses by country:

• Canadian capital loss carry-forwards of $117.8 million with no expiry date; and
• Other loss carry-forwards of $40.3 million with varying expiry dates.

The Company did not recognize net deductible temporary differences and tax credits in the amount of $858.0 million for income taxes (2019 - $728.2 million), which includes the Canadian loss carry-forwards noted above, and $573.0 million for mining taxes (2019 - $534.1 million) on other temporary differences.

The Company recognizes deferred taxes by taking into account the effects of local enacted tax legislation.
Deferred tax assets are fully recognized when the Company concludes that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. In order to determine whether an asset can be recognized, it must be considered probable that an entity will have sufficient taxable profits available in the future to enable recovery of the asset. IAS 12 states that an entity will have sufficient taxable profits available in the future to enable the recovery of the asset when:

• There are sufficient taxable temporary differences relating to the same tax authority and the same taxable entity that are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset that can be carried back or forward;

• It is probable that the entity will have sufficient taxable profit relating to the same tax authority and the same taxable entity, in the same period as the reversal of the deductible temporary difference (or in the periods into which a tax loss arising from the deferred tax asset can be carried back or forward). In making this evaluation taxable amounts arising from deductible temporary differences that are expected to originate in future periods should be ignored because these will need further future taxable profits in order to be utilized.

• Tax planning opportunities that are available to the entity that will create taxable profit in appropriate periods.

Future income is impacted by changes in market gold, copper and silver prices as well as forecasted future costs and expenses to produce gold and copper reserves. In addition, the quantities of proven and probable gold and copper reserves, market interest rates and foreign currency exchange rates also impact future levels of taxable income.

Any change in any of these factors will result in an adjustment to the recognition of deferred tax assets to reflect the Company's latest assessment of the amount of deferred tax assets that is probable will be realized.

18. Supplemental cash flow information
Supplemental cash flow information (included within operating activities) is as follows:
	Year ended December 31
(in millions of U.S. dollars)	2020	2019
CHANGE IN NON-CASH OPERATING WORKING CAPITAL
Trade and other receivables	(8.8)	4.4
Inventories	10.6	16.2
Prepaid expenses and other	(6.7)	(2.3)
Trade and other payables	21.1	7.6
Total change in non-cash operating working capital	16.2	25.9

	Year ended December 31
(in millions of U.S. dollars)	2020	2019
OTHER NON-CASH ADJUSTMENTS
Unrealized loss on concentrate contracts	0.9	(0.2)
Equity settled share-based payment expense	2.4	0.7
Loss on disposal of assets	1.6	1.2
Settlement and (gain) loss on revaluation of gold price option contracts	(26.4)	21.7
Unrealized loss on revaluation of non-current derivative financial instruments	110.4	(20.1)
Settlement (gain) loss on revaluation of copper price option contracts	—	0.7
Revaluation of CSP’s reclamation and closure cost obligation	(3.4)	(0.6)
Inventory write-downs	—	14.1
Gain on revaluation of investments	(17.4)	—
Gain on receivable associated with Mesquite sale	(12.8)	—
Total other non-cash adjustments	55.3	17.5

19. Segmented information
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines and development projects. Operating results of reportable operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The results from operations for these reportable operating segments are summarized in the following tables:
Year ended December 31, 2020
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Total
OPERATING SEGMENT RESULTS
Gold revenues	360.7	88.6	—	449.3
Copper revenues	—	180.9	—	180.9
Silver revenues	8.0	5.2	—	13.2
Total revenues(1)	368.7	274.7	—	643.4
Operating expenses	213.2	126.7	—	339.9
Depreciation and depletion	141.3	51.8	—	193.1
Revenue less cost of goods sold	14.2	96.2	—	110.4
Corporate administration	—	—	15.6	15.6
Share-based payment expenses	—	—	7.6	7.6
Exploration and business development	1.0	4.5	0.3	5.8
Income (loss) from operations	13.2	91.7	(23.5)	81.4

1.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year ended December 31, 2020.

Year ended December 31, 2019
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Total
OPERATING SEGMENT RESULTS
Gold revenues	354.2	80.2	—	434.4
Copper revenues	—	187.3	—	187.3
Silver revenues	4.7	4.2	—	8.9
Total revenues(1)	358.9	271.7	—	630.6
Operating expenses	258.4	113.5	—	371.9
Depreciation and depletion	93.9	146.7	—	240.6
Revenue less cost of goods sold	6.6	11.5	—	18.1
Corporate administration	—	—	17.6	17.6
Corporate restructuring(2)	—	—	1.1	1.1
Share-based payment expenses	—	—	1.7	1.7
Exploration and business development	1.4	3.1	1.1	5.6
Income (loss) from operations	5.2	8.4	(21.5)	(7.9)

1.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year ended December 31,2019.
2.	During 2019, the Company recognized restructuring charges of $1.1 million related to severance and other termination benefits.

(b) Segmented assets and liabilities
The following table presents the segmented assets and liabilities:
		Total assets		Total liabilities	Capital expenditures(1)
	As at December 31	As at December 31	As at December 31	As at December 31	Year ended December 31
(in millions of U.S. dollars)	2020	2019	2020	2019	2020	2019
SEGMENTED ASSETS AND LIABILITIES
Rainy River	1,090.2	1,078.4	374.8	334.9	140.8	185.9
New Afton	749.7	647.7	551.5	89.8	134.1	61.8
Other(2)	410.2	432.4	534.5	772.5	9.3	5.6
Total segmented assets, liabilities and capital expenditures	2,250.1	2,158.5	1,460.8	1,197.2	284.2	253.3
1.	Capital expenditures per consolidated statement of cash flows.
2.	Other includes corporate balance, exploration properties, the stream on Blackwater gold production and Cerro San Pedro.
(c) Geographical information
The Company operates in one principal geographical area - Canada (country of domicile).
(d) Information about major customers
The following table presents sales to individual customers exceeding 10% of annual sales for the following periods. The following five customers represent 91.4% (2019 – five customers representing 89%) of the Company’s sales revenue for the years ended December 31, 2020 and 2019.
		Year ended December 31
(in millions of U.S. dollars)		2020
CUSTOMER	REPORTING SEGMENT
1	New Afton	154.2
2	Rainy River	139.0
3	Rainy River	133.2
4	New Afton	93.7
5	Rainy River	67.8
Total sales to customers exceeding 10% of annual sales		587.9

		Year ended December 31
(in millions of U.S. dollars)		2019
CUSTOMER	REPORTING SEGMENT
1	Rainy River	128.9
2	Rainy River	126.7
3	Rainy River	102.5
4	New Afton	100.9
5	New Afton	99.2
Total sales to customers exceeding 10% of annual sales		558.2

The Company is not economically dependent on a limited number of customers for the sale of its product because gold and other metals can be sold through numerous commodity market traders worldwide. Refer to Note 21(a) for further discussion on the Company’s exposure to credit risk.
20. Capital risk management
The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.
In the management of capital, the Company includes the components of equity, long-term debt, net of cash and cash equivalents.
	Year ended December 31
(in millions of U.S. dollars)	2020	2019
CAPITAL (AS DEFINED ABOVE) IS SUMMARIZED AS FOLLOWS
Equity	789.3	961.3
Long-term debt	489.2	714.5
	1,278.5	1,675.8
Cash and cash equivalents	(186.3)	(83.4)
Total	1,092.2	1,592.4

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying capital instruments. To maintain or adjust the capital structure, the Company may issue new shares, restructure or issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual budget is approved by the Board of Directors. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the United States or any of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s and with maturities of 12 months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions.  All investments must have a maximum term to maturity of 12 months and the average term will generally range from 7 days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.

21. Financial risk management
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Credit risk
Credit risk is the risk of an unexpected loss if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, and trade and other receivables. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents, gold and copper price options, and foreign exchange forward contracts. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2020 is not considered to be high.
The Company’s maximum exposure to credit risk is as follows:
	Year ended December 31
(in millions of U.S. dollars)	2020	2019
CREDIT RISK EXPOSURE
Cash and cash equivalents	186.3	83.4
Trade and other receivables	77.1	23.7
Total financial instrument exposure to credit risk	263.4	107.1

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.
The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 20.

The aging of trade and other receivables is as follows:
						As at December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2020 Total	2019 Total
AGING TRADE AND OTHER RECEIVABLES
Rainy River	9.5	—	—	—	0.9	10.4	5.5
New Afton	5.2	1.3	—	2.9	—	9.4	6.3
Cerro San Pedro	0.4	0.1	0.1	0.1	1.6	2.3	1.4
Corporate(1)	15.7	—	—	—	39.3	55.0	10.2
Other	—	—	—	—	—	—	0.3
Total trade and other receivables	30.8	1.4	0.1	3.0	41.8	77.1	23.7
1. Corporate over 120 days includes proceeds receivable from the sale of Blackwater

The Company sells its gold and copper concentrate production from New Afton to three different customers under off-take contracts.

The Company is not economically dependent on a limited number of customers for the sale of its gold and other metals because gold and other metals can be sold through numerous commodity market traders worldwide.
(b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20.

The following table shows the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.
					As at December 31
(in millions of U.S. dollars)	< 1 year	1-3 years	4-5 years	After 5 years	2020 Total	2019 Total
DEBT COMMITMENTS
Trade and other payables	109.2	—	—	—	109.2	150.0
Long-term debt	—	—	100.0	400.0	500.0	730.3
Interest payable on long-term debt	36.4	72.8	69.6	60.0	238.8	174.7
New Afton free cash flow interest obligation	4.6	36.9	98.9	401.5	541.8	—
Gold stream obligation	32.2	67.1	63.8	55.9	219.0	192.7
Total debt commitments	182.4	176.8	332.3	917.4	1,608.8	1,247.7

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold and copper, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, and global uncertainty in the capital markets, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, while continuing production at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.
(c) Currency risk
The Company operates in Canada and Mexico. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

(i) Transaction exposure
The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. This risk is partially mitigated by the foreign exchange forward contracts entered in the first quarter of 2020.
(ii) Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, accounts payable and accruals, reclamation and closure cost obligations.
The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:
As at December 31, 2020
(in millions of U.S. dollars)	CAD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	34.6	0.1
Trade and other receivables	53.5	1.6
Income tax (payable) receivable	(0.7)	4.1
Trade and other payables	(80.1)	(6.5)
Deferred tax liability	(53.5)	—
Reclamation and closure cost obligations	(113.3)	(0.3)
Share units	(10.9)	—

Total exposure to currency risk	(170.4)	(1.0)

As at December 31, 2019
(in millions of U.S. dollars)	CAD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	11.0	0.3
Trade and other receivables	7.0	0.9
Income tax receivable	(0.3)	4.6
Trade and other payables	(86.8)	(13.5)
Deferred tax liability	(48.3)	—
Reclamation and closure cost obligations	(93.3)	(1.4)
Performance share units and restricted share units	(1.9)	—
Total exposure to currency risk	(212.6)	(9.1)

(iii) Translation exposure
The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar and Mexican peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

As at Year ended December 31
(in millions of U.S. dollars)	2020	2019
IMPACT OF 10% CHANGE IN FOREIGN EXCHANGE RATES
Canadian dollar	17.0	21.3
Mexican peso	0.1	0.9

(d) Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The majority of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates.

The Company is exposed to interest rate risk on its cash and cash equivalents. Interest earned on cash and cash equivalents is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in a difference of approximately $1.9 million in interest earned by the Company for the year ended December 31, 2020. The Company has not entered into any derivative contracts to manage this risk.

(e) Metal and Input Price Risk
The Company’s earnings, cash flows and financial condition are subject to price risk due to fluctuations in the market price of gold and copper.

For the year ended December 31, 2020, the Company’s revenue and cash flows were impacted by gold prices and copper prices. Metal price declines could cause continued development of, and production from, the Company’s properties to be uneconomic. There is a time lag between the shipment of gold and copper concentrate and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. The Company’s exposure to changes in gold and copper prices have been significantly reduced as the Company had entered into gold and copper price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in gold and copper prices. At the end of 2020 all gold option contracts have expired and the Company is now fully exposed to current gold prices.
Reserve calculations and mine plans using significantly lower gold, silver, and copper prices could result in significant reductions in mineral reserve and resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges.  Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.  Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.
The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations.  The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.

An increase in gold and copper prices would decrease the Company’s net loss whereas an increase in fuel and electricity prices would increase the Company’s net loss. A 10% change in commodity prices and fuel and electricity prices would impact the Company’s net loss as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
(in millions of U.S. dollars)	Net Loss	Net Loss
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	21.9	19.0
Copper price	19.5	20.7
Fuel and electricity price	3.9	7.0

22. Fair value measurement
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.
The Company has certain financial assets and liabilities that are measured at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2 and 3 during the year ended December 31, 2020 or the year ended December 31, 2019. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.
Valuation methodologies for Level 2 and 3 financial assets and liabilities:
Provisionally priced contracts and gold and copper swap contracts
The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.
Investments
The fair value of the investment is measured based on the closing share price on the reporting date.

Gold and copper price option contracts
The fair value of the gold and copper price option contracts is measured based on fair value prices obtained from the counterparties of the gold price option contracts and copper price option contracts.
Foreign exchange forward contracts
The fair value of foreign exchange forward contracts is calculated using the mark-to-market method based on the difference between the forward Canadian dollar to U.S dollar foreign exchange rate and the foreign exchange rates of the contracts.

Gold stream obligation
The fair value of the gold stream obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2027 Senior Unsecured Notes, and expected gold and silver ounces to be delivered from Rainy River’s life of mine projections.
Free cash flow interest obligation
The fair value of the free cash flow interest obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2027 Senior Unsecured Notes, and expected production, operating and capital costs from New Afton’s life of mine projections, including considerations to the minimum cash guarantee over the first four years of the instrument.
Proceeds due from income tax refunds at Mesquite
The proceeds due from income tax refunds at Mesquite is related to income tax refunds that were recoverable by Mesquite on the date of the sale of Mesquite. These income tax refunds are required to be paid to the Company once Mesquite receives these income tax refunds. The fair value of the income tax refund receivable is calculated based on the value of the income tax refunds that Mesquite is expected to receive.
The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:
		As at December 31, 2020		As at December 31, 2019
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Financial assets at amortized cost		186.3		83.4
Trade and other receivables	Financial assets at amortized cost		65.2		14.5
Provisionally priced contracts	Financial instruments at FVTPL	2	8.9	2	1.5
Gold and copper swap contracts	Financial instruments at FVTPL	2	(9.8)	2	(1.3)
Proceeds due from income tax refunds at Mesquite(2)	Financial assets at amortized cost	1	12.8	1	9.0
Investments	Financial instruments at FVTPL	1	46.2	1	0.5
FINANCIAL LIABILITIES
Trade and other payables(1)	Financial liabilities at amortized cost		115.7		111.3
Long-term debt	Financial liabilities at amortized cost		489.2		714.5
Gold stream obligation	Financial instruments at FVTPL	3	217.9	3	164.5
Free cash flow interest obligation	Financial instruments at FVTPL	3	436.1	3	—
Gold price option contracts	Financial instruments at FVTPL	2	—	2	26.4
1.	Trade and other payables exclude the short-term portions of reclamation and closure cost obligations, the gold stream obligation and the free cash flow interest obligation.
2.	Proceeds due from income tax refunds at Mesquite are included in current assets on the consolidated statement of financial position.

The carrying values and fair values of the Company’s financial instruments are as follows:
As at December 31, 2020			As at December 31, 2019
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	186.3	186.3	83.4	83.4
Trade and other receivables	65.2	65.2	14.5	14.5
Provisionally priced contracts	8.9	8.9	1.5	1.5
Gold and copper swap contracts	(9.8)	(9.8)	(1.3)	(1.3)
Proceeds due from income tax refunds at Mesquite(2)	12.8	12.8	9.0	9.0
Investments	46.2	46.2	0.5	0.5
FINANCIAL LIABILITIES
Trade and other payables(1)	115.7	115.7	111.3	111.3
Long-term debt	489.2	548.0	714.5	707.7
Gold stream obligation	217.9	217.9	164.5	164.5
Free cash flow interest obligation	436.1	436.1	—	—
Gold price option contracts	—	—	26.4	26.4
1.
Trade and other payables exclude the short-term portion of reclamation and closure cost obligation and the short-term portion of the gold stream obligation and New Afton free cash flow interest obligation.

2.	Proceeds due from income tax refunds at Mesquite are included in current assets on the consolidated statement of financial position.

23. Compensation of Key Management Personnel
The remuneration of the Company’s key management personnel(1) was as follows:
	Year ended December 31
(in millions of U.S. dollars)	2020	2019
KEY MANAGEMENT PERSONNEL REMUNERATION
Short-term benefits(2)	1.8	2.1
Share-based payments	1.3	0.2
Termination benefits	—	1.1
Total key management personnel remuneration	3.1	3.4
1.
Key management personnel, comprising of the Company's directors and executive officers, are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company.

2.      Short-term benefits include salaries, bonuses payable within twelve months of the statement of financial position date and other annual employee benefits.

24. Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At December 31, 2020, these commitments totaled $65.3 million, $65.1 million of which is expected to become due over the next 12 months. This compares to commitments of $72.5 million as at December 31, 2019, $72.3 million of which was expected to become due over the upcoming year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.